UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

XENITH BANKSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984102103

(CUSIP Number)

Robert J. Merlino
CapGen Capital Group VI LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Suite 2100
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 984102103
1.	Names of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,107,514 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 5,107,514 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,107,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1% (2)
14.	Type of Reporting Person (See Instructions) PN
__________

(1)	The share amounts reflect a 1-for-10 reverse stock split effected by the Issuer on December 13, 2016.
(2)
The calculation of the percentage of outstanding shares is based on 23,160,147 shares of Common Stock outstanding as of May 18, 2017, as set forth in the Reorganization Agreement by and between the Issuer and Union Bankshares Corporation, dated as of May 19, 2017.

CUSIP No. 984102103
1.	Names of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,107,514 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 5,107,514 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,107,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1% (2)
14.	Type of Reporting Person (See Instructions) OO
__________

(1)	The share amounts reflect a 1-for-10 reverse stock split effected by the Issuer on December 13, 2016.
(2)
The calculation of the percentage of outstanding shares is based on 23,160,147 shares of Common Stock outstanding as of May 18, 2017, as set forth in the Reorganization Agreement by and between the Issuer and Union Bankshares Corporation, dated as of May 19, 2017.

CUSIP No. 984102103
1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,107,514 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 5,107,514 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,107,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1% (2)
14.	Type of Reporting Person (See Instructions) IN
__________

(1)	The share amounts reflect a 1-for-10 reverse stock split effected by the Issuer on December 13, 2016.
(2)
The calculation of the percentage of outstanding shares is based on 23,160,147 shares of Common Stock outstanding as of May 18, 2017, as set forth in the Reorganization Agreement by and between the Issuer and Union Bankshares Corporation, dated as of May 19, 2017.

CUSIP No. 984102103
1.	Names of Reporting Persons. Robert B. Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,254 (1)
	8.	Shared Voting Power 5,107,514 (1)
	9.	Sole Dispositive Power 1,254 (1)
	10.	Shared Dispositive Power 5,107,514 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,108,768 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1% (2)
14.	Type of Reporting Person (See Instructions) IN
__________

(1)	The share amounts reflect a 1-for-10 reverse stock split effected by the Issuer on December 13, 2016.
(2)
The calculation of the percentage of outstanding shares is based on 23,160,147 shares of Common Stock outstanding as of May 18, 2017, as set forth in the Reorganization Agreement by and between the Issuer and Union Bankshares Corporation, dated as of May 19, 2017.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 7 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on October 12, 2010 (as amended by Amendment No. 1 filed on December 30, 2010, Amendment No. 2 filed on May 23, 2012, Amendment No. 3 filed on June 28, 2012, Amendment No. 4 filed on September 27, 2012, Amendment No. 5 filed on February 12, 2016 and Amendment No. 6 filed on August 1, 2016, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by inserting the below paragraph immediately following the fifteenth paragraph thereof:

On May 19, 2017, the Issuer entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Union Bankshares Corporation, a Virginia corporation (“Union”). The Reorganization Agreement provides for, among other things, the merger of Union and Issuer, with Union as the surviving corporation in the merger (the “Merger”). Pursuant to the Reorganization Agreement, each issued and outstanding share of Common Stock of the Issuer will be converted automatically into and exchanged for the right to receive 0.9354 of a share of Union common stock, par value $1.33 per share. Following the consummation of the transactions contemplated by the Reorganization Agreement, CapGen LP will own approximately 7.3% of the outstanding common stock of Union.

On May 19, 2017, CapGen LP, in its capacity as a shareholder, entered into a voting agreement with the Issuer and Union (the “Voting Agreement”), with respect to, among other things, the voting of CapGen LP’s shares of Common Stock in favor of the approval of the terms of the Reorganization Agreement and all agreements related to the Merger and any actions related thereto. Additionally, pursuant to the Voting Agreement, CapGen LP agreed that, during the sixty (60) days (the “Lock-Up Period”) following the Effective Time (as that term is used in the Voting Agreement), it will not, without the prior written consent of Union, which consent Union may withhold in its sole discretion, (i) Transfer (as that term is used in the Voting Agreement), encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect Transfer (as that term is used in the Voting Agreement), encumbrance or other disposition of any shares of common stock of Union, (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Union common stock, regardless of whether any such transaction is to be settled in securities, in cash or otherwise or (iii) publicly announce any intention to do any of the foregoing.

On May 19, 2017, Mr. Goldstein, in his capacity as a shareholder, entered into an affiliate agreement with the Issuer and Union (the “Affiliate Agreement”), with respect to, among other things, the voting of his shares of Common Stock in favor of the approval of the terms of the Reorganization Agreement.

Item 5	Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned*	Percent of Class (1)	Sole Power to Vote or Direct the Vote*	Shared Power to Vote or Direct the Vote*	Sole Power to Dispose or to Direct the Disposition*	Shared Power to Dispose or to Direct the Disposition*
CapGen Capital Group VI LP	5,107,514	22.1%	5,107,514	0	5,107,514	0
CapGen Capital Group VI LLC	5,107,514	22.1%	5,107,514	0	5,107,514	0
Eugene A. Ludwig	5,107,514	22.1%	0	5,107,514	0	5,107,514
Robert B. Goldstein	5,108,768	22.1%	1,254	5,107,514	1,254	5,107,514
*	The share amounts reflect a 1-for-10 reverse stock split effected by the Issuer on December 13, 2016.
(1)	The calculation of the percentage of outstanding shares is based on 23,160,147 shares of Common Stock outstanding as of May 18, 2017, as set forth in the Reorganization Agreement.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the below paragraphs immediately prior to the last paragraph thereof:

Pursuant to the Voting Agreement, CapGen LP has agreed, among other things, that it will not vote any of its Common Stock in favor of, or consent to, and will vote such Common Stock against and not consent to, the approval of any (i) Acquisition Proposal (as that term is used in the Reorganization Agreement), (ii) corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of, the transactions contemplated by the Reorganization Agreement, (iii) any corporate action the consummation of which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Reorganization Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. In connection with the foregoing, CapGen LP granted a revocable proxy appointing Union as attorney-in-fact and proxy, with full power of substitution, for and in its name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the Voting Agreement as Union or its proxy or substitute shall, in Union’s sole discretion, deem proper with respect to CapGen LP’s shares.

In addition, CapGen LP will not, without the prior written consent of Union, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of CapGen LP’s Common Stock relating to the matters set forth in the Voting Agreement

(ii) revoke the proxy granted pursuant to the Voting Agreement except upon termination of the Voting Agreement or (iii) Transfer (as that term is used in the Voting Agreement), encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect Transfer, encumbrance or other disposition of, any Common Stock, prior to the termination of Voting Agreement.

Furthermore, CapGen LP has agreed, in its capacity as a shareholder of the Issuer, and not in its capacity as a director, officer, or employee of the Issuer, as applicable, that it will not, and will cause its officers and directors, and will instruct and use reasonable best efforts to cause its representatives and partners not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to an Acquisition Proposal (as that term is used in the Reorganization Agreement), (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal (as the term is used in the Reorganization Agreement), (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with or otherwise cooperate in any way with, any person in connection with any Acquisition Proposal (as the term is used in the Reorganization Agreement) or (iv) enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with the terms of the Reorganization Agreement) relating to any Acquisition Proposal (as the term is used in the Reorganization Agreement), in each case, except to the extent that the Issuer is permitted to take such action pursuant to the Reorganization Agreement. CapGen LP will and will cause its officers, directors, and will use reasonable best efforts to cause its representatives and partners to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the Voting Agreement with any person other than Union with respect to any Acquisition Proposal (as the term is used in the Reorganization Agreement) of the Issuer. CapGen LP will promptly (within twenty-four (24) hours) advise Union following CapGen LP’s receipt of any Acquisition Proposal (as the term is used in the Reorganization Agreement) or any inquiry which could reasonably be expected to lead to an Acquisition Proposal (as the term is used in the Reorganization Agreement), and the substance thereof (including the material terms and conditions of the Acquisition Proposal), and will keep Union apprised of any related material developments, discussions and negotiations on a reasonably current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal (as the term is used in the Reorganization Agreement), in each case to the extent Issuer has not previously notified Union.

In addition, Union will, and CapGen LP may, at its option, enter into by no later than thirty (30) days following the Effective Time (as that term is used in the Voting Agreement), a registration rights agreement (the “Registration Rights Agreement”) among Union, CapGen and certain other shareholders of Union who have entered into a voting agreement with Union (collectively, the “Institutional Shareholders”). The Registration Rights Agreement will apply to up to all shares of Union common stock which the Institutional Shareholders, as of the Effective Time (as that term is used in the Voting Agreement), own or have the right to receive pursuant to the terms of the Reorganization Agreement (the “Registrable Securities”). The Registration Rights Agreement will contain customary terms and conditions, including, but not limited to the following: (i) an obligation of Union, upon the request of any of the Institutional Shareholders, at any time on and after the twentieth (20th) business day prior to the expiration of the Lock-Up Period, to prepare and file a shelf registration statement with respect to the Registrable Securities (the “Registration Statement”), and to use its commercially reasonable efforts to keep the Registration Statement continuously effective for twelve (12) months following the effective date of the Registration Statement (such period, the “Registration Period”); (ii) demand rights for underwritten offerings of Registrable Securities under the Registration Statement, which rights may be exercised one (1) time by each Institutional Shareholder during the Registration Period upon the request of such Institutional Shareholder; (iii) lockup provisions; (iv) Union-initiated blackout periods; and (v) indemnification; provided that the foregoing provisions will not prohibit or restrict CapGen LP from making a distribution of Registrable Securities at any time following the Lock-Up Period to any of its limited partners or other investors for no consideration. The Registration Rights Agreement will also provide for the following: (a) all expenses of any registration and Registration Statement described in clause (i) above and in connection with any underwritten offering described in clause (ii) above, including in both cases attorneys’ fees, will be borne by Union; provided, however, that Union will have no obligation with respect to any discounts, selling commissions, or stock transfer taxes applicable to the sale of Registrable Securities; (b) sales of Registrable Securities will be conditioned such that any purchaser thereof (other than an underwriter or any investment bank or broker executing a block trade) will not own more than 4.9% of the total Union common stock outstanding at the time of such sale; and (c) Union will provide commercially reasonable assistance with any underwritten offering or unregistered block trades of Registrable Securities, including, but not limited to, making senior officers and representatives available for investor and diligence meetings and calls, provided Union is given reasonable notice of such meetings and calls and such meetings and calls are conducted in a manner that does not unreasonably interfere with the normal operation of Union’s business.

The Voting Agreement and all obligations of the parties thereunder shall automatically terminate upon the earlier of (i) the Effective Time of the Reorganization Agreement, (ii) any amendment to the Reorganization Agreement which reduces the consideration payable to CapGen LP or otherwise materially and adversely impacts CapGen LP and (iii) the termination of the Reorganization Agreement in accordance with its terms.

Pursuant to the Affiliate Agreement, Mr. Goldstein has agreed, among other things, to vote or cause to be voted all of the Common Stock over which he has the sole power to vote or direct the disposition, and to cause any holder of record of such Common Stock to vote all such shares, in person or by proxy: (i) in favor of the Reorganization Agreement and (ii) against (A) any Acquisition Proposal (as that term is used in the Reorganization Agreement), (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Reorganization Agreement or of Mr. Goldstein under the Affiliate Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Reorganization Agreement or the fulfillment of Union’s or the Issuer’s conditions under the Reorganization Agreement. In connection with the foregoing, Mr. Goldstein granted a revocable proxy appointing Union as attorney-in-fact and proxy, with full power of substitution, for and in Mr. Goldstein’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the Affiliate Agreement as Union or its proxy or substitute shall, in Union’s sole discretion, deem proper with respect to such shares.

Additionally, during the term of the Affiliate Agreement, Mr. Goldstein may not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of his shares of Common Stock and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting Mr. Goldstein’s shares of Common Stock in accordance with the Affiliate Agreement) which would (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

The Affiliate Agreement will terminate upon the earlier of (i) the Effective Time (as that term is used in the Reorganization Agreement) of the Reorganization Agreement, and (ii) termination of the Reorganization Agreement in accordance with the Reorganization Agreement.

The description included in Item 4 of this Amendment is hereby incorporated by reference to this Item 6.

The foregoing references to and descriptions of the Voting Agreement and Affiliate Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Voting Agreement and the Affiliate Agreement, which are incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 16	Joint Filing Agreement, dated May 22, 2017, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.
Exhibit 17	Voting Agreement, dated May 19, 2017, by and among CapGen Capital Group VI LP, Union Bankshares Corporation and Xenith Bankshares, Inc.
Exhibit 18	Affiliate Agreement, dated May 19, 2017, by and among Union Bankshares Corporation, Xenith Bankshares, Inc. and Robert B. Goldstein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2017

CAPGEN CAPITAL GROUP VI LP

	By:	CAPGEN CAPITAL GROUP VI LLC, its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
Name:	Robert B. Goldstein

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title
Exhibit 16	Joint Filing Agreement, dated May 22, 2017, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.
Exhibit 17	Voting Agreement, dated May 19, 2017, by and among CapGen Capital Group VI LP, Union Bankshares Corporation and Xenith Bankshares, Inc.
Exhibit 18	Affiliate Agreement, dated May 19, 2017, by and among Union Bankshares Corporation, Xenith Bankshares, Inc. and Robert B. Goldstein.